FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995, OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission File No.      0-12870


         THE FIRST NATIONAL BANK OF WEST CHESTER RETIREMENT SAVINGS PLAN
         ---------------------------------------------------------------
                            (full title of the plan)

                         FIRST WEST CHESTER CORPORATION
                         ------------------------------
          (Name of Issuer of the securities held pursuant to the plan)

              9 North High Street, West Chester, Pennsylvania 19380
              -----------------------------------------------------
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

1. The following financial statements are filed as part of this report and included after the signature page hereof:

         (a) Audited statements of net assets available for benefits as of the end of the latest two fiscal years of the plan (December 31, 1995 and 1994).

         (b) An audited statement of changes in nets assets available for benefits, and supplemental schedules for each of the latest three fiscal years of the plan (1995, 1994 & 1993).

2.       Exhibit.  The following exhibit is filed with this Report:

         Exhibit No.                        Description
         -----------                        -----------
                 23.1    Consent of Ogorek & Graham                  1995 Report

                 23.2    Consent of Ogorek & Graham                  1994 Report

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                THE FIRST NATIONAL BANK OF WEST
                                                CHESTER - 401(k) PLAN

DATE      June 26, 1996                         BY  /S/ Ruth Ann Scott
    -----------------------                     ----------------------------
                                                Ruth Ann Scott
                                                Plan Administrator

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                                    CONTENTS
                                    --------


INDEPENDENT AUDITORS' REPORT                                                 1


AUDITED FINANCIAL STATEMENTS

     Statements of Net Assets Available
      for Benefits                                                           2

     Statements of Changes in Net Assets
      Available for Benefits                                                 3

     Notes to Financial Statements                                       4 - 8


OTHER FINANCIAL INFORMATION

     Supplemental Schedules                                              10-15

                         [LETTERHEAD OF OGOREK & GRAHAM]







                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of West Chester
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statement of net assets available for benefits of The First National Bank of West Chester - Retirement Savings Plan as of December 31, 1995 and 1994, the related statement of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets of the Retirement Savings Plan as of December 31, 1995 and 1994, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.


                                                            OGOREK & GRAHAM

                                                   CERTIFIED PUBLIC ACCOUNTANTS



May 16, 1996

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994



                  ASSETS                                                    1995                        1994

                                                                       -------------               -------------
Investments, at fair value
         Mutual funds                                                  $     465,462               $     292,341
         Bank certificates of deposit                                        345,000                     280,000
         Common stock                                                        793,800                     476,125
                                                                           ---------                   ---------

                TOTAL INVESTMENTS                                          1,604,262                   1,048,466
                                                                           ---------                   ---------

Receivables
         Employer's fixed contributions                                      173,584                           -
         Employer's contributions                                                  -                       1,918
         Employees' contributions                                              7,838                         703
         Accrued interest income                                               2,509                      10,988
         Accrued dividend income                                               7,163                       4,496
                                                                           ---------                   ---------

                TOTAL RECEIVABLES                                            191,094                      18,105
                                                                           ---------                   ---------

Cash and cash equivalents                                                    214,987                      29,017
                                                                           ---------                   ---------

                TOTAL ASSETS                                               2,010,343                   1,095,588
                                                                           ---------                   ---------


                 LIABILITIES
Accrued Federal withholding                                                    3,169                           -
Advance employer match contribution                                            1,427                           -
                                                                           ---------                   ---------

                TOTAL LIABILITIES                                              4,596                           -
                                                                                                               -
                                                                           ---------                   ---------

NET ASSETS AVAILABLE FOR BENEFITS                                         $2,005,747                  $1,095,588
                                                                          ==========                  ==========


- - --------------------------------------
The accompanying notes are an integral
part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


ADDITIONS TO NET ASSETS ATTRIBUTED TO:                                      1995                        1994
                                                                        ------------                -----------
   INVESTMENT INCOME

         Net appreciation/ (depreciation) in
           fair value of investments                                   $     231,671               $    (27,316)
         Interest                                                             21,815                     19,999
         Dividends                                                            37,011                     32,099
                                                                             -------                    -------

                TOTAL INVESTMENT INCOME                                      290,497                     24,782
                                                                             -------                    -------

CONTRIBUTIONS
         Employer fixed contribution                                         173,584                          -
         Employer                                                            119,956                     99,657
         Employee                                                            183,818                    153,177
         Rollovers                                                           205,810                          -
                                                                             -------                    -------

                TOTAL CONTRIBUTIONS                                          683,168                    252,834
                                                                             -------                    -------

                TOTAL ADDITIONS                                              973,665                    277,616
                                                                             -------                    -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                        63,506                     43,093
                                                                             -------                    -------

                TOTAL DEDUCTIONS                                              63,506                     43,093
                                                                             -------                    -------

                NET INCREASE                                                 910,159                    234,523

NET ASSETS AVAILABLE FOR BENEFITS

                BEGINNING OF YEAR                                          1,095,588                    861,065
                                                                           ---------                    -------

                END OF YEAR                                              $ 2,005,747                $ 1,095,588
                                                                         ===========                ===========

- - --------------------------------------
The accompanying notes are an integral
part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


NOTE A - DESCRIPTION OF PLAN

     The following brief  description of The First National Bank of West Chester
     - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

     GENERAL

     Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401(K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employe Retirement Income Security Act of 1974 (ERISA).

     MEMBERSHIP IN THE PLAN

     Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

     Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year.

     EMPLOYER FIXED CONTRIBUTIONS

     Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

     MEMBER ACCOUNTS

     All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

     CONTRIBUTIONS

     Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

     The employer shall make a matching contribution for each member which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

     VESTING

     A member shall have a fully vested interest in his basic contribution account, matching contribution account, additional fixed contribution account and rollover account at all times.

     PAYMENT OF BENEFITS

     On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS

     If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, do not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

     CASH AND CASH EQUIVALENTS

     For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                                                        December 31, 1995
                                                                                        -----------------

 Investments at Fair Value as                                                    Number of
  Determined by Quoted Market Price                                               Shares              Fair Value
 ---------------------------------                                                ------              ----------
Fidelity Equity Income II                                                          6871              $   147,252
Fidelity Emerging Markets Fund                                                     4773                   73,210
Fidelity Advisor Growth
 Opportunities Fund                                                                7761                  245,000
Bank certificates of deposit                                                          -                  345,000
First West Chester Corp.                                                          28350                  793,800
                                                                                                         -------

        TOTAL INVESTMENTS                                                                             $1,604,262
                                                                                                      ==========

                                                                                         December 31, 1994
                                                                                         -----------------
Investments at Fair Value as                                                     Number of
 Determined by Quoted Market Price                                                 Shares             Fair Value
- - ----------------------------------                                                 ------             ----------
Fidelity Equity Income II                                                          5166              $   91,540
Fidelity Emerging Markets Fund                                                     3406                  54,939
Fidelity Advisor Growth
 Opportunities Fund                                                                5978                 145,862
Bank certificates of deposit                                                          -                 280,000
First West Chester Corp.                                                          14650                 476,125
                                                                                                     ----------

        TOTAL INVESTMENTS                                                                            $1,048,466
                                                                                                      ==========

During the years ended December 31, 1995 and 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

                                                                                     1995               1994
                                                                                 -----------          --------
Investments at Fair Value as
 Determined by Quoted Market Price
         Mutual funds                                                            $  67,184            $(32,858)

Investments at Estimated Fair Value
         Common stock                                                              164,487               5,542
                                                                                 ---------            --------

               Net appreciation/ (depreciation)
                  in fair value                                                  $231,671             $(27,316)
                                                                                 ========             ========


NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

Face Value                                                                                             Fair
 or Shares             Description                                                 Cost                Value

                       Mutual Funds
                       Fidelity Advisor Growth
7760.541                 Opportunity Fund                                        $208,347             $245,000
                       Fidelity Emerging Markets
4772.5317                Fund                                                      84,981               73,210
                       Fidelity Equity Income II
6871.3284                Fund                                                     132,046              147,252
                                                                                 ---------            ---------

                       Total Mutual Funds                                        $425,374             $465,462
                                                                                 ========             ========

                       Common Stocks
                        First West Chester Corp.                                 $600,643             $793,800
                                                                                 --------             --------

                       Total Common Stocks                                       $600,643             $793,800
                                                                                 ========             ========

                       Bank Certificates of Deposit
                        Certificate of Deposit
10,000                   7.13   3/21/96                                            10,000               10,000
                        Certificate of Deposit
10,000                   7.36   8/06/96                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.28   9/21/96                                            10,000               10,000
                        Certificate of Deposit
10,000                   6.21  12/18/96                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.75   2/26/97                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.75   6/02/97                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.75   7/21/97                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.28  10/30/97                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.28  12/03/97                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.37   1/13/98                                            10,000               10,000

- - ----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1995

Face Value                                                                                             Fair
 or Shares             Description                                                 Cost                Value

                        Certificate of Deposit
10,000                   5.45   2/12/98                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.54   3/03/98                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.83   7/19/98                                            10,000               10,000
                        Certificate of Deposit
10,000                   5.83   8/18/98                                            10,000               10,000
                        Certificate of Deposit
10,000                   4.73  11/02/98                                            10,000               10,000
                        Certificate of Deposit
30,000                   6.00   7/07/99                                            30,000               30,000
                        Certificate of Deposit
20,000                   6.00   8/22/99                                            20,000               20,000
                        Certificate of Deposit
20,000                   6.65  12/30/99                                            20,000               20,000
                        Certificate of Deposit
20,000                   6.80   3/23/00                                            20,000               20,000
                        Certificate of Deposit
25,000                   6.75   5/25/00                                            25,000               25,000
                        Certificate of Deposit
20,000                   6.30   7/25/00                                            20,000               20,000
                        Certificate of Deposit
20,000                   6.20   8/31/00                                            20,000               20,000
                        Certificate of Deposit
20,000                   6.20   9/21/00                                            20,000               20,000
                        Certificate of Deposit
20,000                   6.05  12/18/00                                            20,000               20,000
                                                                                 --------             --------

                       Total Certificates of Deposit                             $345,000             $345,000
                                                                                 ========             ========

                       Cash and Cash Equivalents
                         Money market obligations                                $214,987             $214,987
                                                                                 --------             --------

                       TOTAL CASH AND CASH EQUIVALENTS                           $214,987             $214,987
                                                                                 ========             ========

- - ---------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994

Face Value                                                                                             Fair
 or Shares             Description                                                 Cost                Value
                       Mutual Funds
5977.95                 Fidelity Advisor Growth
                         Opportunity Fund                                        $154,403             $145,862
3406.0177              Fidelity Emerging Markets
                         Fund                                                      65,997               54,939
5165.9365               Fidelity Equity Income II
                         Fund                                                      97,892               91,540
                                                                                 --------             --------

                       Total Mutual Funds                                        $318,292             $292,341
                                                                                 ========             ========

                       Common Stocks
14,650                  First West Chester Corp.                                 $447,455             $476,125
                                                                                 --------             --------

                       Total Common Stocks                                       $447,455             $476,125
                                                                                 ========             ========

                       Bank Certificates of Deposit
10,000                  Certificate of Deposit
                         5.05  3/23/95                                             10,000               10,000
20,000                  Certificate of Deposit
                         8.00  5/24/95                                             20,000               20,000
10,000                  Certificate of Deposit
                         4.81  9/21/95                                             10,000               10,000
20,000                  Certificate of Deposit
                         7.59  12/18/95                                            20,000               20,000
10,000                  Certificate of Deposit
                         7.13  3/21/96                                             10,000               10,000
10,000                  Certificate of Deposit
                         7.36  8/06/96                                             10,000               10,000
10,000                  Certificate of Deposit
                         5.28  9/21/96                                             10,000               10,000
10,000                  Certificate of Deposit
                         6.21  12/18/96                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.75  2/26/97                                             10,000               10,000

- - ----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1994

Face Value                                                                                            Fair
 or Shares             Description                                                Cost                Value
10,000                  Certificate of Deposit
                         5.75 6/02/97                                             10,000               10,000
10,000                  Certificate of Deposit
                         5.75  7/21/97                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.28  10/29/97                                           10,000               10,000
10,000                  Certificate of Deposit
                         5.28  12/03/97                                           10,000               10,000
10,000                  Certificate of Deposit
                         5.37  1/13/98                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.45  2/12/98                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.54  3/03/98                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.83  7/19/98                                            10,000               10,000
10,000                  Certificate of Deposit
                         5.83  8/18/98                                            10,000               10,000
10,000                  Certificate of Deposit
                         4.73  11/02/98                                           10,000               10,000
30,000                  Certificate of Deposit
                         6.00  7/07/99                                            30,000               30,000
20,000                  Certificate of Deposit
                         6.00  8/22/99                                            20,000               20,000
20,000                  Certificate of Deposit
                         6.65  12/30/99                                           20,000               20,000
                                                                                --------             --------

                       Total Certificates of Deposit                            $280,000             $280,000
                                                                                ========             ========

                       Cash and Cash Equivalents
21,762                 Federated Short-Term US
                         Government Fund                                        $ 21,762             $ 21,762
                        Cash on hand                                               7,255                7,255
                                                                                --------             --------

                       TOTAL CASH AND CASH EQUIVALENTS                          $ 29,017             $ 29,017
                                                                                ========             ========

- - ----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                 Purchase              Sales            Realized
Description                                                      Price               Proceeds         Gain/ (Loss)
Series of transactions in one issue
 Fidelity Advisor Growth Opp.
  shares purchased 2112.475                                     $ 60,725            $     -               $ -
 First West Chester Corp.
   shares purchased 4750                                          153,188                 -                 -
 Money market obligations
   $1.00/sh                                                       577,890                 -                 -
 Money market obligations
   $1.00/sh                                                       384,665             384,665               -












- - ----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                 Purchase              Sales             Realized
Description                                                      Price               Proceeds           Gain/ (Loss)

Series of transactions in one issue
  Federated Short-Term US Government
   Trust $1.00/sh                                                $507,701            $507,701            $    -
  Federated Short-Term US Government
   Trust $1.00/sh                                                 528,933                  -                  -
  Federated Stock & Bond Fund
   shares sold 10613.888                                          172,755             171,028             (1,727)
  Federated Short Inter Government
   Tr shares sold 6473.151                                         72,364              72,324                (40)
  Fidelity Equity Income II
   shares purchased 3896.55                                        74,424                  -                  -
  Fidelity Advisor Growth Opp.
   shares purchased 4585.376                                      119,632                  -                  -
  Fidelity Emerging Markets
   shares purchased 2629.938                                       51,889                  -                  -
  First West Chester Corp.
   shares purchased 3100                                          100,983                  -                  -












- - ----------------------------------
See accompanying auditor's report.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

                                    CONTENTS

                                                                           Page
INDEPENDENT AUDITORS' REPORT                                                1

AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                     2

         Statements of Changes in Net Assets
           Available for Benefits                                           3

         Notes to Financial Statements                                    4-7

OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                           9-12

                         [LETTERHEAD OF OGOREK & GRAHAM]


                          INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
The First National Bank of West Chester
401(K) Plan
West Chester, PA 19381


We have audited the accompanying statement of net assets available for benefits of The First National Bank of West Chester - 401(K) Plan as of December 31, 1994 and 1993, the related statement of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - 401(K) Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets of the 401(K) Plan as of December 31, 1994 and 1993, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.


                                                   OGOREK & GRAHAM
                                                   CERTIFIED PUBLIC ACCOUNTANTS

July 19, 1995

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1994 AND 1993


                 ASSETS                                             1994                          1993
                                                                 ---------                      ------

Investments, at fair value
         Mutual funds                                         $     292,341                 $     167,812
         Bank certificates of deposit                               280,000                       278,820
         Common stock                                               476,125                       369,600
                                                              -------------                 -------------

                TOTAL INVESTMENTS                                 1,048,466                       816,232
                                                              -------------                 -------------

Receivables
         Employer's contributions                                     1,918                        15,896
         Employees' contributions                                       703                            --
         Accrued interest income                                     10,988                         8,199
         Accrued dividend income                                      4,496                         3,011
                                                              -------------                 -------------

                TOTAL RECEIVABLES                                    18,105                        27,106
                                                              -------------                 -------------

Cash and cash equivalents                                            29,017                        19,600
                                                              -------------                 -------------

                TOTAL ASSETS                                  $   1,095,588                 $     862,938
                                                              =============                 =============

         LIABILITIES
Benefits payable                                                         --                         1,873
                                                              -------------                 -------------

         TOTAL LIABILITIES                                               --                         1,873
                                                              -------------                 -------------

NET ASSETS AVAILABLE FOR BENEFITS                             $   1,095,588                $      861,065
                                                               ============                 =============

- - ----------------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


ADDITIONS TO NET ASSETS ATTRIBUTED TO:                                         1994                      1993
                                                                             --------                  ------
         INVESTMENT INCOME
                  Net appreciation/(depreciation) in
                   fair value of investments                            $     (27,316)           $      17,114
                  Interest                                                     19,999                   19,469
                  Dividends                                                    32,099                   15,517
                                                                         ------------              -----------
                  TOTAL INVESTMENT INCOME                                      24,782                   52,100
                                                                         ------------              -----------

         CONTRIBUTIONS
                  Employer                                                     99,657                   63,100
                  Employee                                                    153,177                  151,728
                                                                         ------------              -----------

         TOTAL CONTRIBUTIONS                                                  252,834                  214,828
                                                                         ------------              -----------

         TOTAL ADDITIONS                                                      277,616                  266,928
                                                                         ------------              -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                         43,093                   68,347
                                                                         ------------              -----------

         TOTAL DEDUCTIONS                                                      43,093                   68,347
                                                                         ------------              -----------

         NET INCREASE                                                         234,523                  198,581

NET ASSETS AVAILABLE FOR BENEFITS

         BEGINNING OF YEAR                                                    861,065                  662,484
                                                                         ------------              -----------

         END OF YEAR                                                   $    1,095,588            $     861,065
                                                                        =============             ============




- - -------------------------------------
The accompanying notes are an integral part of these financial statements.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993
NOTE A -   DESCRIPTION OF PLAN

     The following brief  description of The First National Bank of West Chester
     - 401(K) Plan is provided for general purpose only. Participants should refer to the Plan agreement for more complete information.

     GENERAL

     The Plan is a defined contribution plan covering those eligible employees who choose to participate in the Plan. Any employee who has completed ninety (90) days of service with the employer and who is regularly scheduled to work a minimum of one thousand (1,000) hours per Plan year shall be eligible to participate as of the day he/she has satisfied such requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     For the fiscal year during which the Plan is adopted and each fiscal year thereafter, the employer shall contribute to the Plan the amount of the total salary reduction elections of all participants and a matching contribution of the deferred compensation of all participants eligible to share in allocations, except only salary reductions up to five percent of compensation shall be considered.

     Effective January 1, 1994, the Plan has been amended to increase the employer matching contribution to seventy-five percent of the deferred compensation up to five percent of the employee's eligible compensation. Prior to January 1, 1994, the employer matching contribution was twenty-five percent of the deferred compensation.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based in the same proportion that a participant's aggregate account bears to the total of all participants' aggregate accounts as of such date.

     VESTING

     Under this Plan, participant accounts are 100% vested at all times. Any amounts that may otherwise be forfeited under this Plan shall be used to reduce the contribution of the employer.

NOTE A - DESCRIPTION OF PLAN (continued)

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed ten years.

     As of January 1, 1993, a plan amendment allows a distribution of the accrued benefit in the form of whole shares in The First National Bank of West Chester or in a combination of cash to the extent that the accrued benefit is invested in The First National Bank of West Chester Stock Fund.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - If available, quoted market prices are used to value investments. Any unlisted security held in the Trust Fund shall be valued at its bid price, which is to be determined at the close of business on the valuation date.

     CASH AND CASH EQUIVALENTS

     For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.



                                                                               December 31, 1994
                                                                            ----------------------
     Investments at Fair Value as                                   Number of
     Determined by Quoted Market Price                               Shares                     Fair Value
                                                                    ---------                   ----------
     Fidelity Equity Income II                                      5165.94                    $   91,540
     Fidelity Emerging Markets Fund                                 3406.02                        54,939
     Fidelity Advisor Growth
      Opportunities Fund                                            5977.95                       145,862
     Bank certificates of deposit                                        --                       280,000
     First West Chester Corp.                                         14650                       476,125
                                                                                                  -------

             TOTAL INVESTMENTS                                                                 $1,048,466
                                                                                                =========


                                                                               December 31, 1993
                                                                            -----------------------
     Investments at Fair Value as                                   Number of
     Determined by Quoted Market Price                                Shares                    Fair Value
                                                                    ---------                   ----------
     Stock and bond fund,                                           6901.828                    $  115,191
     Short and intermediate government
      trust fund                                                    5001.974                        52,621
     Bank certificates of deposit                                         --                       278,820
     First West Chester Corp.                                      11550.000                       369,600
                                                                                                 ---------

             TOTAL INVESTMENTS                                                                  $  816,232
                                                                                                  ========

     During the years ended December 31, 1994 and 1993,  the Plan's  investments
     (including   investments   bought,   sold  and  held   during   the   year)
     appreciated/(depreciated) in value as follows:


                                                  1994                   1993
                                                --------                ------
     Investments at Fair value as
     Determined by Quoted Market Price
           Mutual funds                        $ (32,858)          $     4,583

     Investments at Estimated Fair Value
           Common stock                            5,542                12,531
                                                --------             ---------

           Net appreciation/(depreciation)
           in fair value                       $ (27,316)          $    17,114
                                                ========             =========


NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE  E - RECLASSIFICATIONS

     Certain  reclassifications  have been made to the 1993 financial statements
     to  conform  to  the   classifications   adopted  for  the  1994  financial
     statements.

                           OTHER FINANCIAL INFORMATION

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994


Face Value                                                                                        Fair
or Shares                      Description                              Cost                      Value
- - ---------                      -----------                              ----                      -----
                         Mutual Funds
5977.95                    Fidelity Advisor Growth
                           Opportunity Fund                           $154,403                  $145,862
3406.0177                Fidelity Emerging Markets
                           Fund                                         65,997                    54,939
5165.9365                Fidelity Equity Income II
                           Fund                                         97,892                    91,540
                                                                        ------                    ------

                         Total Mutual Funds                            318,292                   292,341
                                                                       =======                   =======

                         Common Stocks
14,650                     First West Chester Corp.                    447,455                   476,125
                                                                       -------                   -------

                         Total Common Stocks                           447,455                   476,125
                                                                       =======                   =======

                         Bank Certificates of Deposit
10,000                     Certificate of Deposit
                           5.05  3/23/95                                10,000                    10,000
20,000                   Certificate of Deposit
                           8.00 5/24/95                                 20,000                    20,000
10,000                   Certificate of Deposit
                           4.81 9/21/95                                 10,000                    10,000
20,000                   Certificate of Deposit
                           7.59 12/18/95                                20,000                    20,000
10,000                   Certificate of-Deposit
                           7.13 3/21/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           7.36 8/06/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 9/21/96                                 10,000                    10,000
10,000                   Certificate of Deposit
                           6.21 12/18/96                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.75 2/26/97                                 10,000                    10,000

                                       -9-




10,000                   Certificate of Deposit
                           5.75 6/02/97                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.75 7/21/97                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 10/29/97                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.28 12/03/97                                10,000                    10,000
10,000                   Certificate of Deposit
                           5.37 1/13/98                                 10,000                    10,000
10,000                   Certificate of Deposit
                           5.45 2/12/98                                 10,000                    10,000

- - -----------------------------------
See accompanying auditor's report.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                                DECEMBER 31, 1994

Face Value                                                                                        Fair
or Shares                      Description                               Cost                     Value
- - ---------                      -----------                               ----                     -----

10,000                     Certificate of Deposit
                             5.54 3/03/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             5.83 7/19/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             5.83 8/18/98                               10,000                    10,000
10,000                     Certificate of Deposit
                             4.73 11/02/98                              10,000                    10,000

30,000                     Certificate of Deposit
                             6.00 7/07/99                               30,000                    30,000
20,000                     Certificate of Deposit
                             6.00 8/22/99                               20,000                    20,000
20,000                     Certificate of Deposit
                             6.65 12/36/99                              20,000                    20,000
                                                                        ------                    ------

                         Total Certificates of Deposit                $280,000                  $280,000
                                                                       =======                   =======


                         Cash and Cash Equivalents
21,762                     Federated Short-Term US
                             Government Fund                          $ 21,762                  $ 21,762
                           Cash on hand                                  7,255                     7,255
                                                                         -----                     -----

TOTAL CASH AND CASH EQUIVALENTS                                       $ 29,017                  $ 29,017
                                                                        ======                    ======


- - ------------------------
See accompanying auditor's report.

              THE FIRST NATIONAL BANK OF WEST CHESTER - 401(K) PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                        Purchase              Sales            Realized
           Description                                    Price             Proceeds          Gain/(Loss)
           -----------                                    -----             --------          -----------
Series of transactions in one issue
     Federated Short-Term US Government
       Trust $1.00/sh                                    $507,701            $507,701          $      -
     Federated Short-Term US Government
       Trust $1.00/sh                                     528,933
     Federated Stock & Bond Fund
       shares sold 10613.888                              172,755             171,028              (1,727)
     Federated Short Inter Government
     Tr shares sold 6473.151                               72,364              72,324                 (40)
     Fidelity Equity Income II
       shares purchased 3896.55                            74,424
     Fidelity Advisor Growth Opp.
       shares purchased 4585.376                          119,632
     Fidelity Emerging Markets
       shares purchased 2629.938                           51,889
     First West Chester Corp.
       shares purchased 3100                              100,983


- - -------------------------------------
See accompanying auditor's report.

                                Index to Exhibits

Exhibits
- - --------

23.1                  Consent of Ogorek & Graham       1995 Report

23.2                  Consent of Ogorek & Graham       1994 Report

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of The First National Bank of West Chester on Form S-8 (File No. 33-26325) of our report dated May 16, 1996, on our audit of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1995 and 1994, and for the years then ended, which report is included in this annual report on Form 11-K.


                                                     OGOREK & GRAHAM
                                                     West Chester, Pennsylvania



Dated:  06-25-96                                     /S/ OGOREK & GRAHAM
        --------                                     -------------------

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of The First National Bank of West Chester on Form S-8 (File No. 33-26325) of our report dated July 19, 1995, on our audit of The First National Bank of West Chester 401(k) Plan as of December 31, 1994 and 1993, and for the years then ended, which report is included in this annual report on Form 11-K.

                                                     OGOREK & GRAHAM
                                                     West Chester, Pennsylvania

Dated: 03-25-96                                      /S/ OGOREK & GRAHAM
       --------                                      ---------------------------